

January 10, 2020

Lasha Morbedadze
President, Treasurer, Secretary and Director
Excellerant, Inc.
302 Yayun Ave, Panyu,
Guangzhou, Guangdong 510000, China

> **Re: Excellerant, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 30, 2019**
> **File No. 333-234796**

Dear Mr. Morbedadze:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed December 30, 2019

Description of Securities, page 25

1. We note your revised disclosure in response to our prior comment 9. Please expand your disclosure to discuss how a voice vote would work for shareholders. For example, please address whether shareholders must attend meetings in person and whether shareholders would receive a proportionate share of the votes based on ownership percentage.

Lasha Morbedadze
Excellerant, Inc.
January 10, 2020
Page 2

You may contact Tracie Mariner at 202-551-3744 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert J. Zepfel, Esq.